UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the fiscal year ended December 31, 1998

         OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
         For the transition period from                to               .
                                       ---------------   ---------------

Commission file number 1-3492



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     Halliburton Retirement and Savings Plan
                               4100 Clinton Drive
                              Building 1, Room 130
                              Houston, Texas 77020


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.


                            Halliburton Company, Inc.
                               3600 Lincoln Plaza
                                  500 N. Akard
                               Dallas, Texas 75201

                              REQUIRED INFORMATION


                  The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Halliburton Retirement and Savings Plan, previously named the Halliburton Profit Sharing and Savings Plan:


                 Financial Statements and Schedules
                 ----------------------------------

                 Report of Independent Public Accountants - Arthur  Andersen LLP

                 Statements of Net Assets Available for Benefits with Fund Information as of December 31, 1998 and 1997

                 Statement of Changes in Net Assets Available for Benefits with Fund Information for the Year Ended December 31, 1998

                 Notes to Financial Statements

                 Item  27(a)  -  Supplemental    Schedule  of  Assets  Held  for
                 Investment Purposes as of December 31, 1998

                 Item 27(d) - Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1998

                 Exhibit
                 -------

                 Consent of Independent Public Accountants - Arthur Andersen LLP (Exhibit 23)

                 SIGNATURES

                 The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator and/or the Benefits Committee of the Halliburton Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                  Date:  July 14, 1999




                                            By  /s/ Celeste Colgan
                                              --------------------------------
                                                    Celeste Colgan, Chairman
                                                    Benefits Committee

HALLIBURTON PROFIT SHARING
AND SAVINGS PLAN

Financial Statements
As Of December 31, 1998 And 1997,
And Supplemental Schedules
As Of December 31, 1998

Together With Report Of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Benefits Committee of the
Halliburton Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Halliburton Profit Sharing and Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in its net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further discussed in Note 1 to the accompanying financial statements, on June 1, 1998, the Plan received all of the net assets of the Halliburton Prior Accounts Retirement Plan, as a result of the merger of these plans. On December 31, 1998, the Plan received all of the net assets of the M.W. Kellogg Savings and Investment Plan, the Dresser Industries, Inc. Retirement Savings Plan A, and the Dresser Industries, Inc. Retirement Savings Plan B, as a result of the mergers of these plans. Additionally, the Plan received certain plan assets from the spin-off of certain participation in the Brown & Root, Inc. Employees' Retirement and Savings Plan.

As discussed in Note 8 to the accompanying financial statements, subsequent to December 31, 1998, the name of the Plan was changed to the Halliburton Retirement and Savings Plan.




                                        ARTHUR ANDERSEN LLP




Dallas, Texas,
   July 14, 1999


                                            HALLIBURTON PROFIT SHARING AND SAVINGS PLAN

                              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                      AS OF DECEMBER 31, 1998


                 --------------   ---------------   ---------------   ------------------   ------------------   ------------------
                                                         Assets,            Assets,              Assets,             Assets,
                                                       Receivable         Receivable           Receivable          Receivable
                                      Assets,             from               from                 from               from
                    Assets,            Plan           M.W. Kellogg    Dresser Industries   Dresser Industries   Brown & Root, Inc.
                    Company        Participants'      Savings and         Retirement           Retirement          Employees'
                 Contributions    Contributions        Investment          Savings              Savings          Retirement and
                   Receivable       Receivable            Plan             Plan A               Plan B            Savings Plan
                 --------------   ---------------   ---------------   ------------------   ------------------   ------------------
General
Investment
Fund             $    124,789     $    531,203      $        -        $          -         $          -         $    383,173,508

Fixed Income
Fund                  132,916          500,017               -                   -                    -              212,399,956

Halliburton
Stock Fund              2,951           13,374               -                   -                    -                     -

Equity
Investment
Fund                  123,125          547,922               -                   -                    -              144,287,865

Company
Stock Fund               -                -             2,115,690          36,116,759            1,248,059            11,377,081

Barr
Rosenburg Small
Capitalization
Fund                     -                -             1,522,314           1,148,826              125,853                 -

Davis New York
Venture Fund             -                -             2,370,234          64,124,362            3,478,172                 -

Vanguard Index
Trust-500
Portfolio                -                -           161,266,791          59,685,159            5,638,552                 -

Vanguard/
Wellington
Fund                     -                -            79,378,803          28,312,251            3,214,857                 -

Vanguard
U.S. Growth
Portfolio                -                -            49,275,570           6,347,991              461,996                 -

Vanguard
Retirement
Savings Plan             -                -            32,541,120                -                    -                    -

Vanguard
International
Growth
Portfolio                -                -             7,073,321             708,301               50,762                 -

Vanguard
Small-Cap
Index Fund               -                -               501,204             418,249               26,769                 -

Vanguard Total
Bond Market
Index Fund               -                -            15,276,676          17,655,467            1,589,662                 -

Vanguard
Explorer
Fund                     -                -             5,356,990            364,568                34,087                 -


                                       2



                                         HALLIBURTON PROFIT SHARING AND SAVINGS PLAN (CONT'D)

                              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                      AS OF DECEMBER 31, 1998


                 --------------   ---------------   ---------------   ------------------   ------------------   ------------------
                                                         Assets,            Assets,              Assets,             Assets,
                                                       Receivable         Receivable           Receivable          Receivable
                                      Assets,             from               from                 from               from
                    Assets,            Plan           M.W. Kellogg    Dresser Industries   Dresser Industries   Brown & Root, Inc.
                    Company        Participants'      Savings and         Retirement           Retirement          Employees'
                 Contributions    Contributions        Investment          Savings              Savings          Retirement and
                   Receivable       Receivable            Plan             Plan A               Plan B            Savings Plan
                 --------------   ---------------   ---------------   ------------------   ------------------   ------------------
Vanguard
Total
International
SIF                      -                -               234,226            107,100                 2,098                 -

Vanguard
Windsor II
Fund                     -                -             3,599,969         89,581,416             4,774,505                 -

Vanguard Prime
Fund                     -                -            71,498,802          5,248,444               650,551                 -

Stable
Value Fund               -                -                  -            90,880,885             7,684,109                 -

Loans
Receivable from
Participants             -                -             6,405,816         11,487,179             1,897,145                 -

Total                 383,781        1,592,516        438,417,526        412,186,957            30,877,177          751,238,410


                                       3



                                          HALLIBURTON PROFIT SHARING AND SAVINGS PLAN (CONT'D)

                              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                      AS OF DECEMBER 31, 1998


                ---------------  ---------------  -------------- ------------- ------------ --------------
                    Assets,                                                                   Net Assets
                 Participation         *                                                      Available
                   in Master                      Liabilities,                 Interfund         for
                 Trust, at Fair      Total          Accrued          Total     Receivables       Plan
                    Value            Assets         Expenses      Liabilities  (Payables)     Benefits
                ---------------  ---------------  -------------- ------------- ------------ --------------
General
Investment
Fund            $1,205,221,197   $1,589,050,697   $    (115,429)  $  (115,429) $  653,226   $1,589,588,494

Fixed Income
Fund               672,119,102      885,151,991         (61,738)      (61,738)   (444,760)     884,645,493

Halliburton
Stock Fund          85,306,804       85,323,129            -             -         34,574       85,357,703

Equity
Investment
Fund               266,336,154      411,295,066         (45,692)      (45,692)   (243,040)     411,006,334

Company Stock
Fund                      -          50,857,589            -             -           -          50,857,589

Barr
Rosenburg Small
Capitalization
Fund                      -           2,796,993            -             -           -           2,796,993

Davis New York
Venture Fund              -          69,972,768            -             -           -          69,972,768

Vanguard Index
Trust-500
Portfolio                 -         226,590,502            -             -           -         226,590,502

Vanguard/
Wellington
Fund                      -         110,905,911            -             -           -         110,905,911

Vanguard
U.S. Growth
Portfolio                 -          56,085,557            -             -           -          56,085,557

Vanguard
Retirement
Savings Plan              -          32,541,120            -             -           -          32,541,120

Vanguard
International
Growth
Portfolio                 -           7,832,384            -             -           -           7,832,384

Vanguard
Small-Cap
Index Fund                -             946,222            -             -           -             946,222

Vanguard Total
Bond Market               -          34,521,805            -             -           -          34,521,805
Index Fund

Vanguard
Explorer
Fund                      -           5,755,645            -             -           -           5,755,645

                                       4



                                          HALLIBURTON PROFIT SHARING AND SAVINGS PLAN (CONT'D)

                              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                      AS OF DECEMBER 31, 1998


                ---------------  ---------------  -------------- ------------- ------------ --------------
                    Assets,                                                                   Net Assets
                 Participation         *                                                      Available
                   in Master                      Liabilities,                 Interfund         for
                 Trust, at Fair      Total          Accrued          Total     Receivables       Plan
                    Value            Assets         Expenses      Liabilities  (Payables)     Benefits
                ---------------  ---------------  -------------- ------------- ------------ --------------



Vanguard
Total
International
SIF                       -             343,424            -             -           -             343,424

Vanguard
Windsor II
Fund                      -          97,955,890            -             -           -          97,955,890

Vanguard Prime
Fund                      -          77,397,797            -             -           -          77,397,797

Stable
Value Fund                -          98,564,994            -             -           -          98,564,994

Loans
Receivable from
Participants              -          19,790,140            -             -           -          19,790,140

Total            2,228,983,257    3,863,679,624        (222,859)     (222,859)       -       3,863,456,765

The accompanying notes are an integral part of this financial statement.


                                    HALLIBURTON PROFIT SHARING AND SAVINGS PLAN


                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                              AS OF DECEMBER 31, 1997



                                            General         Fixed        Halliburton       Equity
                                          Investment        Income          Stock        Investment
                                             Fund            Fund           Fund            Fund           Total
                                       ----------------  -------------  -------------  -------------  ---------------
ASSETS:
    Company contributions receivable    $   60,039,686   $    272,536   $       -      $    204,200   $   60,516,422
    Plan participants' contributions
        receivable                             518,835        602,218           -           529,275        1,650,328
    Other receivables                           53,428         59,083            888          5,159          118,558
    Participation in Master Trust,
        at fair value                    1,165,586,649    579,025,670    159,058,037    214,342,154    2,118,012,510
                                       ----------------  -------------  -------------  -------------  ---------------

                Total assets             1,226,198,598    579,959,507    159,058,925    215,080,788    2,180,297,818
                                       ----------------  -------------  -------------  -------------  ---------------


LIABILITIES:
    Excess contributions                    (1,121,935)    (1,287,350)          -        (1,241,328)      (3,650,613)
    Accrued expenses                           (73,667)       (42,827)        (5,233)       (12,482)        (134,209)
                                       ----------------  -------------  -------------  -------------  ---------------

                Total liabilities           (1,195,602)    (1,330,177)        (5,233)    (1,253,810)      (3,784,822)
                                       ----------------  -------------  -------------  -------------  ---------------

INTERFUND RECEIVABLES
    (PAYABLES)                                   3,818        (38,077)        16,954         17,305             -
                                       ----------------  -------------  -------------  -------------  ---------------

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                      $ 1,225,006,814   $578,591,253   $159,070,646   $213,844,283   $2,176,512,996
                                       ================  =============  =============  =============  ===============






The accompanying notes are an integral part of this financial statement.

                                           HALLIBURTON PROFIT SHARING AND SAVINGS PLAN

                        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                      AS OF DECEMBER 31, 1998


                 --------------  ---------------  -------------   --------------  ---------------  --------------   --------------
                                                    Allocation
                                                    of Master         Less,
                                 Contributions,     Trust Net        Benefits         Less,             Less,         Net Increase
                 Contributions,       Plan         Investment         Paid to         Excess       Administrative         in
                    Company       Participants      Activity       Participants   Contributions       Expenses         Net Assets
                 --------------  ---------------  -------------   --------------  ---------------  --------------   --------------
General
Investment
Fund             $  3,019,140    $  13,585,941    $ 142,463,816   $ (92,155,283)  $   1,121,935    $   (443,039)    $  67,592,510

Fixed Income
Fund                3,295,175       13,956,042       44,226,880     (69,967,938)      1,287,350        (212,424)       (7,414,915)

Halliburton
Stock Fund             26,311          151,710      (63,964,541)     (9,483,308)           -            (60,150)      (73,329,978)

Equity
Investment
Fund                3,026,419       14,452,030       32,833,615     (15,821,871)      1,241,328         (81,534)       35,649,987

Company Stock
Fund                     -                -                -               -               -               -                 -

Barr
Rosenburg Small
Capitalization
Fund                     -                -                -               -               -               -                 -

Davis New York
Venture Fund             -                -                -               -               -               -                 -

Vanguard Index
Trust-500
Portfolio                -                -                -               -               -               -                 -

Vanguard/
Wellington
Fund                     -                -                -               -               -               -                 -

Vanguard
U.S. Growth
Portfolio                -                -                -               -               -               -                 -

Vanguard
Retirement
Savings Plan             -                -                -               -               -               -                 -

Vanguard
International
Growth
Portfolio                -                -                -               -               -               -                 -

Vanguard
Small-Cap
Index Fund               -                -                -               -               -               -                 -

Vanguard Total
Bond Market
Index Fund               -                -                -               -               -               -                 -

Vanguard
Explorer
Fund                     -                -                -               -               -               -                 -

Vanguard
Total
International
SIF                      -                -                -               -               -               -                 -

                                       7



                                         HALLIBURTON PROFIT SHARING AND SAVINGS PLAN (CONT'D)

                        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                      AS OF DECEMBER 31, 1998


                 --------------  ---------------  -------------   --------------  ---------------  --------------   --------------
                                                    Allocation
                                                    of Master         Less,
                                 Contributions,     Trust Net        Benefits         Less,             Less,         Net Increase
                 Contributions,       Plan         Investment         Paid to         Excess       Administrative         in
                    Company       Participants      Activity       Participants   Contributions       Expenses         Net Assets
                 --------------  ---------------  -------------   --------------  ---------------  --------------   --------------

Vanguard
Windsor II
Fund                     -                -                -               -               -               -                 -

Vanguard Prime
Fund                     -                -                -               -               -               -                 -

Stable
Value Fund               -                -                -               -               -               -                 -

Loans
Receivable from
Participants             -                -                -               -               -               -                 -

Total               9,367,045       42,145,723        155,559,770  (187,428,400)      3,650,613        (797,147)       22,497,604


                                       8



                                          HALLIBURTON PROFIT SHARING AND SAVINGS PLAN (CONT'D)

                        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                      AS OF DECEMBER 31, 1998


                    ---------------    ----------------    ----------------   --------------   ---------------
                    Transfers from     Transfers from      Transfers from     Transfers from   Transfers from
                     Other Plans,       Other Plans,        Other Plans,       Other Plans,     Other Plans,
                     M.W. Kellogg         Dresser             Dresser          Halliburton      Brown & Root,
                       Company         Industries, Inc.    Industries, Inc.   Prior Acounts    Inc. Employees'
                      Savings and        Retirement          Retirement        Retirement      Retirement and
                    Investment Plan     Savings Plan A      Savings Plan B        Plan          Savings Plan
                    ---------------    ----------------    ----------------   --------------   ---------------
General
Investment
Fund                $       -          $        -          $        -         $   6,568,807    $ 383,173,508

Fixed Income
Fund                        -                   -                   -            14,657,019      212,399,956

Halliburton
Stock Fund                  -                   -                   -              (664,174)            -

Equity
Investment
Fund                        -                   -                   -            11,164,443      144,287,865

Company Stock
Fund                   2,115,690          36,116,759           1,248,059               -          11,377,081

Barr
Rosenburg Small
Capitalization
Fund                   1,522,314           1,148,826             125,853               -                -

Davis New York
Venture Fund           2,370,234          64,124,362           3,478,172               -                -

Vanguard Index
Trust-500
Portfolio            161,266,791          59,685,159           5,638,552               -                -

Vanguard/
Wellington
Fund                  79,378,803          28,312,251           3,214,857               -                -

Vanguard
U.S. Growth
Portfolio             49,275,570           6,347,991             461,996               -                -

Vanguard
Retirement
Savings Plan          32,541,120                -                   -                  -                -

Vanguard
International
Growth
Portfolio              7,073,321             708,301              50,762               -                -

Vanguard
Small-Cap
Index Fund               501,204             418,249              26,769               -                -

Vanguad Total
Bond Market
Index Fund            15,276,676          17,655,467           1,589,662               -                -

Vanguard
Explorer
Fund                   5,356,990             364,568              34,087               -                -

Vanguard
Total
International
SIF                      234,226             107,100               2,098               -                -

                                       9



                                          HALLIBURTON PROFIT SHARING AND SAVINGS PLAN (CONT'D)

                        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                      AS OF DECEMBER 31, 1998


                    ---------------    ----------------    ----------------   --------------   ---------------
                    Transfers from     Transfers from      Transfers from     Transfers from   Transfers from
                     Other Plans,       Other Plans,        Other Plans,       Other Plans,     Other Plans,
                     M.W. Kellogg         Dresser             Dresser          Halliburton      Brown & Root,
                       Company         Industries, Inc.    Industries, Inc.   Prior Acounts    Inc. Employees'
                      Savings and        Retirement          Retirement        Retirement      Retirement and
                    Investment Plan     Savings Plan A      Savings Plan B        Plan          Savings Plan
                    ---------------    ----------------    ----------------   --------------   ---------------
Vanguard
Windsor II
Fund                   3,599,969          89,581,416           4,774,505               -                -

Vanguard Prime
Fund                  71,498,802           5,248,444             650,551               -                -

Stable
Value Fund                  -             90,880,885           7,684,109               -                -

Loans
Receivable from
Participants           6,405,816          11,487,179           1,897,145               -                -

Total                438,417,526         412,186,957          30,877,177         31,726,095      751,238,410


                                       10


                     HALLIBURTON PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                               AS OF DECEMBER 31, 1998


                    ---------------    ----------------    ----------------
                                          Net Assets
                                        Available for         Net Assets
                       Transfers        Plan Benefits,      Available for
                        Between         Beginning of        Plan Benefits,
                         Funds              Year             End of Year
                    ---------------    ----------------    ----------------
General
Investment
Fund                $ (92,753,145)     $ 1,225,006,814     $ 1,589,588,494

Fixed Income
Fund                   86,412,180          578,591,253         884,645,493

Halliburton
Stock Fund                281,209          159,070,646          85,357,703

Equity
Investment
Fund                    6,059,756          213,844,283         411,006,334

Company Stock
Fund                         -                    -             50,857,589

Barr
Rosenburg Small
Capitalization
Fund                         -                    -              2,796,993

Davis New York
Venture Fund                 -                    -             69,972,768

Vanguard Index
Trust-500
Portfolio                    -                    -             226,590,502

Vanguard/
Wellington
Fund                         -                    -            110,905,911

Vanguard
U.S. Growth
Portfolio                    -                    -             56,085,557

Vanguard
Retirement
Savings Plan                 -                    -             32,541,120

Vanguard
International
Growth
Portfolio                    -                    -              7,832,384

Vanguard
Small-Cap
Index Fund                   -                    -                946,222

Vanguard Total
Bond Market
Index Fund                   -                    -             34,521,805

Vanguard
Explorer
Fund                         -                    -              5,755,645

Vanguard
Total
International
SIF                          -                    -                343,424

                                       11



                  HALLIBURTON PROFIT SHARING AND SAVINGS PLAN (CONT'D)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                               AS OF DECEMBER 31, 1998


                    ---------------    ----------------    ----------------
                                          Net Assets
                                        Available for         Net Assets
                       Transfers        Plan Benefits,      Available for
                        Between         Beginning of        Plan Benefits,
                         Funds              Year             End of Year
                    ---------------    ----------------    ----------------
Vanguard
Windsor II
Fund                         -                    -             97,955,890

Vanguard Prime
Fund                         -                    -             77,397,797

Stable
Value Fund                   -                    -             98,564,994

Loans
Receivable from
Participants                 -                    -             19,790,140

Total                        -           2,176,512,996         3,863,456,765

The accompanying notes are an integral part of this financial statement.

                   HALLIBURTON PROFIT SHARING AND SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997



1.   SUMMARY OF PLAN:
     ----------------

The Halliburton Profit Sharing and Savings Plan (the "Plan") is a defined contribution profit sharing pension plan for qualified employees of Halliburton Company and certain subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On June 1, 1998, the Plan received $31,726,095 from the Halliburton Prior Accounts Retirement Plan ("HPAR") as a result of the merger of these Plans. On December 31, 1998, the Plan received $435,390,300, $410,008,764, and $30,615,937 from the
M.W. Kellogg Savings and Investment Plan ("Kellogg"), Dresser Industries, Inc. Retirement Savings Plan A ("RSPA"), and the Dresser Industries, Inc. Retirement Savings Plan B ("RSPB"), respectively, as a result of the mergers of these plans. Additionally, the Plan received $751,238,410 from the spin-off of certain participation in the Brown and Root, Inc. Employees' Retirement and Savings Plan ("B&R Plan"). These transactions are referred to as the Plan Mergers. The transfer of assets from the Kellogg, RSPA, RSPB and HPAR plans was due to the 1998 merger of Halliburton Company with Dresser Industries, Inc. The former participants of these plans now participate in the Plan and their participant accounts were transferred to the Plan. The Plan Mergers did not have an impact on the operation of participant accounts, which continued to operate under their existing plan documents.

Certain assets of the Plan related to pre Plan Merger participants and former participants in the HPAR and B & R Plan are combined with assets of certain other benefit plans of affiliated companies in the Halliburton Company Employee Benefit Master Trust (the "Master Trust"). The Master Trust is comprised of the following investment options:

    o General Investment Fund (GIF) - The GIF is a diversified fund that invests primarily in foreign and domestic stocks and bonds and is structured for long-term growth. The individual securities in the GIF are managed by several registered professional investment managers selected by the investment committee, which is appointed by the Board of Directors of the Company.

    o Fixed Income Fund (FIF) - The FIF is a diversified fund that places the preservation of principal as its primary objective. Investments of the FIF include primarily insurance investment contracts, asset-backed investment contracts, bank investment contracts, and domestic bonds. As in the GIF, the investment committee uses professional investment managers to manage individual securities, with the exception of the bank and insurance contracts which are not actively traded.

    o Halliburton Stock Fund (HSF) - The HSF is not a diversified fund and invests only in the common stock of the Company.

    o Equity Investment Fund (EIF) - The EIF invests primarily in U.S. stocks and non-U.S. stocks, generally the same stocks which comprise part of the GIF.

As a result of the Plan Mergers during 1998, the following additional investment options were included in net plan assets. Some or all of these investments are available for former participants in the Kellogg, RSPA and RSPB Plans.

Company Stock Fund seeks to provide the potential for long-term growth through increases in the value of the company stock and reinvestment of its dividends.

Barr Rosenberg Small Capitalization Fund is an equity-indexed mutual fund that invests at least 65% of its assets in common stocks of issuers with capitalizations of less than $750 million. It may invest without limit in foreign securities traded on United States exchanges and seeks a greater return than the Russell 2000 Index.

Company Stock Fund seeks to provide the potential for long-term growth through increases in the value of the Company stock and reinvestment of its dividends.

Davis New York Venture Fund - Class A is an equity fund which primarily invests in stocks of large fundamentally sound growth companies which appear to be undervalued.

Vanguard Index Trust-500 Portfolio is an equity-indexed mutual fund which primarily invests in stocks comprising the S&P 500 Index.

Vanguard Wellington Fund is a balanced mutual fund which primarily invests in common stocks and bonds of established companies.

Vanguard U.S. Growth Fund is an equity mutual fund which primarily invests in the equity securities of seasoned United States companies with above average prospects for growth.

Vanguard Retirement Savings Trust is an investment contract fund which primarily invests in investment contracts issued by financial institutions and backed only by them or by high-quality bonds.

Vanguard International Growth Fund is a diversified mutual fund which primarily invests in equity securities of seasoned companies located outside the United States.

Vanguard Small-Cap Index Fund is an equity-indexed mutual fund which primarily invests in stocks in the Russell 2000 Index, an unmanaged index of smaller companies.

Vanguard Total Bond Market Index Fund is a bond indexed fund which primarily invests in bonds from a variety of industries in an attempt to match the performance of the total United States bond market as represented by the unmanaged Lehman Brothers Bond Index.

Vanguard Explorer Fund is a diversified mutual fund which primarily invests in equity securities of small companies.

Vanguard Total International Stock Index Fund invests primarily in three other Vanguard Mutual Funds including the European Stock Index Fund, Pacific Stock Index Fund, and Emerging Markets Stock Index Fund, which provide exposure to over 300 countries.

Vanguard Windsor II Fund is an equity mutual fund which primarily invests in large companies whose stocks generally sell at prices below the overall market average as compared to dividend income and future return potential.

Vanguard Prime Money Market Fund is a short-term investment fund which invests primarily in securities issued by the United States Treasury and other United States government agencies.

Stable Value Fund seeks to provide long term growth of capital.

Operations
----------

Pre Plan Merger Participants:
-----------------------------

Excess Company profits, if any, are shared with Plan participants through Company contributions into each participant's current investment elections. However, if no elections have been made, the contribution is made to the GIF Fund. The Company's annual contribution, if any, is allocated to participants based on the proportion that each participant's basic earnings, as defined by the Plan agreement, bear to the total basic earnings of all qualified participants during the Plan year. Participants are immediately vested in their contributions. Participants active on or after January 1, 1997, become immediately vested in all Company contributions. Participants who were inactive prior to January 1, 1997, remain subject to the prior vesting schedule which provided that participants vest in their Company contributions 20% after three years of credited service and 20% each credited year of service thereafter. The Plan allows participants to make daily transfers of their company contributions among the GIF, FIF, HSF, and EIF. The amount of the transfer may be all or any portion of the participant's account balance, subject to certain limitations on transfers to the HSF.

Participants may elect to contribute to the tax deferred savings feature of the Plan through periodic payroll deductions. These contributions are limited to 15% of the participant's gross compensation of up to $160,000 for 1998 and 1997, respectively. The Plan participants who contribute also receive Company matching contributions equal to 50% of the first 4% of a participant's contributions. Matching contributions are subject to the same vesting schedule as the profit sharing contributions made to the participants' Company contributions accounts, as described above. Participant contributions and matching contributions may be directed in whole percentage increments to the GIF, FIF, and/or the EIF by the participant, as well as to the HSF, subject to certain limitations.

Qualified participants may voluntarily make annual cash contributions to regular savings (after tax) of a certain amount to the GIF, FIF, EIF, or the HSF, or the participants may divide their investment allocation between the four funds in whole percentage increments, subject to certain limitations on investments in the HSF. The participants may make contributions into the Plan either by periodic payroll deductions or by a yearly lump-sum contribution (regular savings only).

The participant's federal income taxes on tax-deferred savings and Company contributions and earnings on regular savings are deferred until the participant withdraws the funds from the Plan. Participants' contributions to their accounts are fully vested when made.

The nonvested portion of account balances of participants who terminated prior to January 1, 1997, is forfeitable. The nonvested portion is forfeited at the end of the fifth year following termination unless the participant becomes an active participant within five years of termination. Such forfeitures are used to reduce future Company matching contributions. Forfeitures totaled $15,580 and $473,113 for Plan years ended 1998 and 1997, respectively.

Effective January 1, 1991, the Company created the Halliburton Retirement Plan, which provides participants of the Plan with a guaranteed minimum retirement benefit. This guaranteed minimum is based on the participant's final average pay, years of participation service after January 1, 1990, and his/her age. A participant's post-1989 profit sharing account (Company contributions only) is used as an offset to the minimum guaranteed benefit.

Participants may elect to transfer their total retirement plan benefit to the Plan. The participant is able to direct the transfer into one of three funds (GIF, FIF or the EIF). The amount of the benefit eligible to be rolled over is the actuarially determined amount which is eligible to be received by the participant. Transfers may be made during any month of the year. A participant is eligible for these options upon attainment of either the normal retirement age (65) or early retirement age (55 or 50 during specified periods).

HPAR:
-----

HPAR was established on January 1, 1989, to provide one retirement plan to hold the assets of retirement accounts owned by employees who previously worked for a company now owned, in whole or in part, by the Company. However, it was restated in its entirety to include certain provisions, such as employees investment options and was instituted as of January 1, 1994. At May 31, 1998, participants in HPAR included employees who previously had accounts in the retirement plans of Geosource, Texas Instruments/Geophysical Services, Inc., Gearhart Industries, Inc., Sierra Geophysics, Inc., or Automation Technology, Inc.

HPAR is frozen, and as such, does not allow for any additional contributions by the Company or any prior employer.

B & R Plan:
-----------

The B & R Plan is a trusteed, defined contribution profit-sharing pension plan covering eligible employees of Brown & Root Holdings, Inc. ("B & R Holdings"), a Delaware corporation and a wholly owned subsidiary of Halliburton Company, and those subsidiaries and affiliated companies which have adopted the B & R Plan, as amended. Employees covered by a collective bargaining agreement are not eligible to participate in the B & R Plan unless the B & R Plan has been adopted as a part of such agreement. An employee is elibible for participation in the B & R Plan on the first day of the month following the completion of one year of service with B & R Holdings, Inc.

Employer contributions consist of an annual profit-sharing contribution and a monthly 401(k) matching contribution.

At the authorization of the Board of Directors, the B& R Holdings contributes a profit-sharing amount to be allocated to each participant based on the proportion that each participant's weighted eligible earnings, as defined by the B & R Plan agreement, bear to the total weighted eligible earnings of all participants entitled to an allocation. Weighted eligible earnings are determined by multiplying a participant's eligible earnings by a factor based on the participant's completed years of service as of the end of the Plan year as follows:


                 Years of Service                 Factor
            -----------------------------         ------
            Less than 4                           1/2
            At least 4 but less than 10           1
            At least 10 but less than 15          2
            At least 15 but less than 20          3
            20 or more                            4

In order to be eligible for such contribution, the participant must be actively employed by B& R Holdings on December 31 of the B & R Plan year for which the contribution applies unless the participant meets certain other conditions specified by the B & R Plan.

Participants may elect to contribute to the B & R Plan on a pretax basis a percentage of their eligible earnings, as defined by the B & R Plan, provided that the total dollar amount of these pretax deferrals during the year does not exceed the applicable dollar limitation imposed by Treasury Regulations.

The Employer shall contribute each month an amount equal to 25% of the participant's contribution during such month up to a maximum of $250 per year. Additionally, participants may elect to make after-tax contributions to the B & R Plan not to exceed 15% of their eligible earnings during the year.

B & R Plan participants may direct their contributions, as well as their portion of Company contributions, between the FIF, the GIF, the HSF, and the EIF, as defined by the B & R Plan agreement. Participants are allowed to transfer up to 15% of their profit-sharing account and match account balances to the HSF.

Upon application and approval by the B & R Plan's administrative committee, a participant may withdraw, during active employment, all or part of the balance in his/her employee contribution account and, under certain conditions, the vested portion of his/her Employer contribution account. Participants have a vested interest in the Company contribution account based on years of service as follows:


                 Years of Service                 Vested Percentage
            ---------------------------           -----------------
            Less than 3                                   0%
            At least 3 but less than 4                   20
            At least 4 but less than 5                   50
            At least 5 but less than 6                   60
            At least 6 but less than 7                   80
            7 or more                                   100

The right to benefits under the B & R Plan is nonforfeitable upon the attainment of age 55, permanent disability, or death. A retired or disabled participant or the beneficiary of a deceased participant is entitled to receive the total amounts in the participant and Employer contribution accounts as of the date of retirement, full and permanent disability, or death, whether his/her interest in such accounts is vested or not. Benefits are recorded when paid.

Forfeitures represent the nonvested portion of a terminated participant's profit sharing account. Forfeitures are allocated at each year-end ($652,818 in 1998 ) to all active participants eligible for an Employer contribution for such year. The allocation is based on the same method as that of the Employer contribution discussed above.

Kellogg:
--------

Kellogg is a defined contribution plan established for the benefit of eligible former employees of The M. W. Kellogg Company ("Kellogg Inc."), previously a wholly owned subsidiary of Dresser Industries, Inc. ("Dresser"). Employees must have completed 12 months of service to be eligible to participate in the Plan.

Each eligible participant may make pre-tax or after-tax salary contributions, or a combination thereof, ranging from 2% to 16% of total earnings. Kellogg will match participant contributions up to a maximum of 6% of total earnings at the rate of 75 cents per dollar contributed.

Participant contributions combined with company contributions for the year may not exceed the lesser of $30,000 or 25% of the participant's compensation (after
subtracting   the  salary   reduction   contributions).

Earnings of each investment fund are allocated on a daily basis to that fund's participants in proportion to each participant's share of fund assets or based upon the number of shares held by a participant for investment purposes.

For each participant who first entered Kellogg on or after January 1, 1987, such participant's vested interest in account balances attributable to the Kellogg Inc.'s contribution is determined by years of vesting service, defined as plan years in which a participant renders 1,000 or more hours of service, as follows:


              Years of
           Vesting Service
          -----------------
          Less than 3 years                  0%
               3 years                      20%
               4 years                      40%
               5 years                      60%
               6 years                      80%
           7 years or more                 100%

In addition, all participants who have attained the age of 65 or who are terminated from active status by reason of death or disability become 100% vested in company contributions and investment earnings thereon.

Participants' contributions to their accounts are fully vested when made.

When participants cease to be active, they are entitled to receive the portion of their account balance attributable to their contributions to Kellogg and the vested portion of company contributions. The unvested portion of their account balance attributable to company contributions is forfeited by the participant and is used to reduce future company contributions. Participant forfeitures are held in the Vanguard Money Market Reserve (VMMR) Prime Portfolio fund until employer contributions can be offset.

Participants may borrow from their vested balances in Kellogg, subject to certain limits set by law. If a participant requests a loan, the minimum loan amount is $1,000 and the maximum loan amount is $50,000, subject to certain other restrictions. Interest rates are based on published rates for major money center banks on the first day of the quarter in which the loan application is received. Loan repayments are made by payroll deduction over a period not to exceed 10 years for loans made for the purpose of acquiring a principal residence and 4.5 years for all other loans. Loans may be repaid in full at any time without penalty. All loans are secured by the participants vested balances in Kellogg.

Forfeitures   of  the  non-vested   portion  of  the  Kellogg  Inc.'s   matching
contribution are used to reduce future Kellogg Inc.'s contributions.

Participants may choose to invest all of their contributions and company matching contributions in one fund or split them in percentage increments between the funds. If a participant does not specify how to invest his contributions, they are automatically invested in the VMMR Prime Portfolio.

Participants may change contribution allocations on a daily basis by calling Vanguard Fiduciary Trust Company ("Vanguard"), trustee, directly. In addition, a participant may transfer all or a portion (in whole percentages) of the value of his contributions and company matching contributions among the eight investment funds.

RSPA and RSPB:
--------------

The RSPA is a defined contribution plan established for the benefit of salaried employees of Dresser. RSPB is a salary deferral savings plan established for former hourly employees of Dresser. Both were established in accordance with section 401(a) of the Internal Revenue Code (IRC) and is subject to the provisions of ERISA.

RSPA and RSPB entitle eligible employees to make pre-tax and after-tax contributions. Total employee contributions cannot exceed 12% of eligible compensation (10% if highly-compensated employee). Pretax contributions per employee are limited by law up to the maximum contributions under Section 402(g) of the IRC.

Dresser makes basic contributions to RSPA and RSPB on behalf of its employees equal to 3% of earnings and matching contributions equal to 100% of participant contributions up to 2% of earnings and 50% of participant contributions between 2% - 6% of earnings. Dresser also makes Medisave and Pension Equalizer contributions to eligible Participants.

Participant   contributions,   plus  the  earnings  thereon,  vest  immediately.
Participants become fully vested in Basic, Match, Medisave, and Pension Equalizer contributions and the interest thereon upon the completion of five years of service, upon the latter of attainment of age 65 or of the fifth anniversary of participation in RSPA and RSPB, upon termination of RSPA and RSPB, or upon death or disability. Forfeitures of the employer's contributions due to Participants withdrawing from RSPA and RSPB prior to full vesting are used to reduce the employer's future contributions.

The Participant or beneficiary may elect to receive a distribution upon retirement, termination (elective, nonelective, or due to disability), or death. Any distribution provided by the RSPA and RSPB is paid by the Trustee directly to the Participant or in the form of a direct rollover to another qualified plan or an IRA. All distributions are made in lump-sum amounts or in periodic installments, as elected by the Participant, up to the value of the funds allocated to the account of the Participant. The Participant may elect to receive an in-service withdrawal of their after-tax contributions. Special rules apply to a distribution due to financial hardship and to account balances whose features were protected by regulations provided for in the merger process.

A Participant may borrow money from RSPA and RSPB, up to the least of 50% of the vested amount credited to their personal account, $50,000 (less the highest outstanding loan balance), or 100% of non-basic and non-pension equalizer account balances. Loans bear interest at the current prime rate as published in the Wall Street Journal. Loans must be repaid within 5 years (10 years for primary residence loan) through payroll deductions. Early pay-offs are allowed after six months from the date of the loan. Loans are collateralized by the Participant's account balance.

Loan activity is reflected in the financial statements in the Conversion and Loan Funds. The amounts reported as payments in these funds represent the reductions in loan balances that result from the withdrawal from the RSPA and RSPB of Participants with outstanding loan balances.

Plan Termination
----------------

The Board of Directors of the Company may amend, modify, or terminate the Plan at any time. No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

2.   SIGNIFICANT ACCOUNTING POLICIES:
     --------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared using the accrual basis of accounting.

Allocation of Master Trust Net Investment Activity
--------------------------------------------------

The allocation of Master Trust net investment activity represents the Plan's share of the net investment income or loss on investments held by the Master Trust determined by the Plan's allocable share of the net assets of the Master Trust. Net investment income or loss is the realized net gain (loss) from investments sold, change in the unrealized net gain (loss) on investments, dividend income, and interest income, less related expenses recorded by the Master Trust (see Note 3).

Accrued Expenses
----------------

Accrued expenses represent amounts owed for Plan expenses as of the end of the year and amounts due to participants to whom benefit checks have been written but have not been cashed for periods greater than 90 days.

Valuation of Plan Assets
------------------------

As of May 1, 1998, the Plan assets are valued by the Trustee on a daily basis. Participants were in an activity "black out" period from April 30, 1998, to June 1, 1998. During this period, participants were unable to make any requests for withdrawals, transfer of funds or reallocate balances. Subsequent to June 1, 1998, participants are able to request qualified withdrawals, transfer funds, and reallocate balances on a daily basis.

Administrative Expenses
-----------------------

Administrative expenses which are related to compliance and operational activities as defined by the Department of Labor may be charged against the Plan assets at the discretion of the Plan administrator and in accordance with the terms of the Plan. Certain expenses of the Plan are paid by the Company. The Plan is not liable to the Company for these expenses paid on its behalf.

Excess Contributions
--------------------

Excess contributions represent pretax and after-tax amounts contributed to participant accounts which exceeded the statutory limits, as defined by the IRC, and earnings thereon. These amounts were refunded to participants subsequent to year-end and were included in the participant's personal income.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

Preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Plan's financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

3.   MASTER TRUST:
     -------------

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust. There are four funds within the Master Trust: the GIF, FIF, EIF, and the HSF. The combination of the Plans' assets is only for investment purposes, and each plan continues to be operated under its current Plan agreement, as amended. All assets of the Master Trust are held by State Street Bank and Trust.

The funds within the Master Trust hold bank, insurance and investment contracts providing a fully benefit-responsive feature. These investments are stated at contract value which approximates fair value. Where the Trust owns the underlying securities of asset-backed investment contracts, the contracts are stated at fair market value of the underlying securities plus an adjustment for the difference between fair market value of the underlying securities and contract value. Contract value represents the principal balance of the investment plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company or bank.

Cash equivalents, derivative financial instruments, stock securities, bond and notes and all other debt securities are presented at their quoted market value. Realized and unrealized changes in market values are recognized in the period in which the changes occur.

The GIF invests in the EIF to obtain its equity exposure. The EIF operates on a unitized basis. All EIF investments are valued at the end of the day. The unit price is calculated by dividing the total value of the assets by the total number of units in existence. Contributions into and withdrawals from the EIF, in the course of a day, are used to buy and sell units at the preceding day's closing unit price.

Real estate mortgages are stated at cost plus accrued interest less payments received.

Real estate holdings are stated at their estimated market values as determined by an independent appraiser.

The assets of the Plan were held by the Master Trust during 1998 and 1997 (as described above) and, accordingly, investment activity for 1998 was recorded by the Master Trust. All investment transactions are accounted for on the trade date basis in accordance with generally accepted accounting principles. The Master Trust investment activity is included in the summary statements below.

The following are summary statements of net assets as of December 31, 1998 and 1997, and a summary statement of changes in net assets of the Master Trust for the year ended December 31, 1998 (dollar amounts in thousands):


                                                                             1998
                                                   --------------------------------------------------------
      Statement of Net Assets                          GIF             FIF           HSF           EIF
                                                   -----------     -----------    ---------    ------------
         Cash and equivalents                      $   23,890      $  135,523     $   (108)    $    59,137
         Receivables                                    9,268          14,504            3           2,942
         Asset-backed investment contracts               -            (50,451)        -               -
         U.S. corporate bonds and
             government bonds and notes               596,029       1,059,646         -               -
         Non-U.S. bonds                                59,219         119,812         -                909
         Non-U.S. stock                                 1,075            -            -            522,589
         Halliburton stock                               -               -         103,024            -
         Insurance investment contracts                  -             36,141         -               -
         Other U.S. stock                              18,737           7,809         -          1,234,755
         Real estate and related investments              130            -            -               -
         Pooled bond funds                             57,181           5,570         -               -
         GIF participation in EIF                   1,327,950            -            -         (1,327,950)
         Payables                                     (50,825)        (69,373)         (45)         (8,338)
                                                   -----------     -----------    ---------    ------------

         Net assets of the Master Trust            $2,042,654      $1,259,181     $102,874     $   484,044
                                                   ===========     ===========    =========    ============

         Plan dollar value interest                $1,205,221      $  672,119     $ 85,307     $   266,336
                                                   ===========     ===========    =========    ============

         Plan percent interest                          59.00%          53.38%       82.92%         $55.02%
                                                   ===========     ===========    =========    ============

      Statement of Changes in Net Assets               GIF             FIF           HSF           EIF
      ----------------------------------           -----------     -----------    ---------    ------------

         Participating plans' net assets,
             beginning of year                     $1,991,913      $1,136,766     $181,012     $   397,717
         Receipts from participating plans            217,682         347,247       21,774         166,385
         Net realized gain                             38,769           4,265        6,085         170,959
         Net change in unrealized gain                (34,423)           (632)     (82,097)         64,561
         Dividend and interest income,
             net of Master Trust expenses              39,969          81,346        1,754          23,190
         Withdrawals by participating
             plans                                   (410,047)       (309,811)     (25,654)       (139,977)
         GIF participation in EIF                     198,791            -            -           (198,791)
                                                   -----------     -----------    ---------    ------------

         Participating plans' net assets,
             end of year                           $2,042,654      $1,259,181     $102,874     $   484,044
                                                   ===========     ===========    =========    ============

                                       22


                                                                             1998
                                                   --------------------------------------------------------
      Investment Income by Type                        GIF             FIF           HSF           EIF
                                                   -----------     -----------    ---------    ------------
       Cash and equivalents                        $     (664)     $      (65)    $   -        $      (129)
       U.S. corporate and government
           bonds and notes                             11,159           2,230         -               -
       Non-U.S. bonds                                  (3,717)          1,148         -               (246)
       Non-U.S. stock                                      67            -            -             24,367
       Other U.S. stock                                (1,230)            470         -            212,913
       Halliburton stock                                 -               -         (76,012)           -
       Real estate                                        101            -            -               -
       Options                                             40            -            -               -
       Forward contracts                                  586            -            -                (96)
       Other investments                               (1,997)           (150)        -             (1,289)
                                                   -----------     -----------    ---------    ------------

       Total appreciation (depreciation)           $    4,345      $    3,633     $(76,012)    $   235,520
                                                   ===========     ===========    ==========   ============


                                                                                    1997
                                                   --------------------------------------------------------
      Statement of Net Assets                          GIF             FIF           HSF           EIF
                                                   -----------     -----------    ----------   ------------

         Cash and equivalents                      $   31,247      $  113,099     $    467     $    73,160
         Receivables                                    9,849          13,990            3           2,623
         Asset-backed investment contracts               -            (41,970)        -               -
         U.S. corporate bonds and
             government bonds and notes               502,030         956,763         -               -
         Non-U.S. bonds                               121,967         135,677         -              1,169
         Non-U.S. stock                                  -               -            -            413,086
         Halliburton stock                               -               -         180,563            -
         Insurance investment contracts                  -             45,525         -               -
         Other U.S. stock                              14,500          11,370         -          1,127,707
         Pooled equity funds                             -               -            -             32,215
         Pooled bond funds                            119,998          11,183         -               -
         Real estate and related                        4,333            -            -               -
         GIF participation in EIF                   1,251,159            -            -         (1,251,159)
         Payables                                     (63,170)       (108,871)         (21)         (1,084)
                                                   -----------     -----------    ----------   ------------

         Net assets of the Master Trust            $1,991,913      $1,136,766     $181,012     $   397,717
                                                   ===========     ===========    ==========   ============

         Plan dollar value interest                $1,165,587      $  579,026     $159,058     $   214,342
                                                   ===========     ===========    ==========   ============

         Plan percent interest                          58.52%          50.94%        87.87%         53.89%
                                                   ===========     ===========    ==========   ============

The Master Trust makes use of several investment strategies involving the limited use of derivative investments. The Master Trust's management, as a matter of policy and with risk management as their primary objective, monitors such risk indicators as duration and where applicable, counter-party credit risk. These are monitored for both the derivatives themselves and for the investment portfolios holding the derivatives. Investment managers are allowed to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives are also used as a hedge against foreign currency fluctuations. The Master Trust management does not allow investment managers for the Master Trust to use leveraging for any investment purchase. Derivative investments are stated at estimated fair market values as determined by quoted market prices. Gains and losses on such investments are included in the combining statements of changes in net assets.

4.   INVESTMENTS:
     ------------

Individual investments in excess of 5% of net assets available for Plan benefits are as follows:


                                           1998                 1997
                                      --------------       --------------
         Master Trust - GIF           $1,205,221,197       $1,165,586,649
         Master Trust - FIF              672,119,102          579,025,670
         Master Trust - EIF              266,336,154          214,342,154
         Master Trust - HSF               85,306,804          159,058,037

5.   FEDERAL INCOME TAXES:
     ---------------------

The Internal Revenue Service has determined and informed the Company by letter dated August 20, 1997, that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, management believes, based on consultation with legal counsel, that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified under Section 401(a) of the Code and the related trust was tax exempt under
Section 501(a) of the Code as of December 31, 1998 and 1997.

6.   RELATED-PARTY TRANSACTIONS:
     ---------------------------

State Street Trust is the trustee defined by the Plan. The assets of the Plan are held by the Master Trust, of which State Street Trust is also the trustee. Therefore these assets qualify as party-in-interest.

7.   UNITS OF PARTICIPATION:
     -----------------------

The Plan assigns units of participation to participants. As of April 30, 1998, all of the investments options were reunitized to $10.0000 net asset value per unit. The following details the total number of units and net asset value per unit as of December 31, 1998 and 1997:


Fund                            Units                Net Asset Value Per Unit
----                         ------------            ------------------------
1998
----

GIF                           30,233,563                      39.8637
FIF                          247,297,928                       2.7179
EIF                           12,622,741                      21.0997
HSF                            3,743,003                      22.7910

                                       24


Fund                            Units                Net Asset Value Per Unit
----                         ------------            ------------------------
1997
----

GIF                          924,533,444                       1.3250
FIF                          502,991,613                       1.1503
EIF                          144,861,322                       1.4762
HSF                           73,062,027                       2.1772


8.   SUBSEQUENT EVENT:
     ------------------

Subsequent to December 31, 1998, the name of the Plan was changed to the Halliburton Retirement and Savings Plan.


                                                                                                    SCHEDULE I

                   HALLIBURTON PROFIT SHARING AND SAVINGS PLAN

     ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1998

                                 EIN: 73-2677995

                                   PLAN #: 001



   (a)                 (b)                                   (c)                            (d)                (e)
            Identity of Issue, Borrower,                                                                     Current
              Lessor, or Similar Party              Description of Investment               Cost              Value
--------   ----------------------------      ---------------------------------------    --------------   --------------
  *        Halliburton Company Employee      Investment in Net Assets of Halliburton
             Benefit Master Trust              Company Employee Benefit Master
                                               Trust - General Investment Fund          $1,063,049,662   $1,205,221,197

  *        Halliburton Company Employee      Investment in Net Assets of Halliburton
             Benefit Master Trust              Company Employee Benefit Master
                                               Trust - Fixed Income Fund                   628,069,387      672,119,102

  *        Halliburton Company Employee      Investment in Net Assets of Halliburton
             Benefit Master Trust              Company Employee Benefit Master
                                               Trust - Halliburton Stock Fund              149,321,994       85,306,804

  *        Halliburton Company Employee      Investment in Net Assets of Halliburton
             Benefit Master Trust              Company Employee Benefit Master
                                               Trust - Equity Investment Fund              233,174,238      266,336,154


*  Column (a) indicates each identified person/entity known to be a party-in-interest.



This supplemental schedule lists assets held for investment purposes at December 31, 1998, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.


                                                                                       SCHEDULE II

                   HALLIBURTON PROFIT SHARING AND SAVINGS PLAN


           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                 EIN: 73-2677995

                                   PLAN #: 001



              (a)                         (b)                 (c)           (d)         (g)            (i)
                                                                                                     Net Gain
                                                            Purchase      Selling       Cost          (Loss)
  Identity of Party Involved      Description of Asset       Price         Price       of Asset       on Sale
------------------------------  ------------------------  ------------  -----------  ------------  ------------

Note:  All reportable transactions are reported as part of the master trust filing.

Categories (e) Lease Rental and (f) Expenses Incurred with Transactions do not apply to any of these transactions.




This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.